EF Hutton,

Division of Benchmark Investments, LLC

590 Madison Avenue, 39th Floor

New York, NY 10022

VIA EDGAR

March 28, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Ernest Greene
Ms. Anne McConnell
Mr. Geoff Kruczek
Mr. Jay Ingram

Re:	Chanson International Holding
Registration Statement on Form F-1, as amended
Initially Filed on March 31, 2021
File No. 333-254909

Ladies and Gentlemen:

EF Hutton, division of Benchmark Investments, LLC, as the underwriter, respectfully requests withdrawal of its acceleration request letter filed as correspondence via EDGAR on March 24, 2023, which requested that the above-referenced Registration Statement become effective at 5:00 p.m., Eastern Time, on March 28, 2023, or as soon thereafter as practicable. The undersigned is no longer requesting that such Registration Statement be declared effective at this specific date and time and the undersigned hereby formally withdraws such request for acceleration.

Very truly yours,

EF Hutton,

Division of Benchmark Investments LLC

By:	/s/ Sam Fleischman
Name:	Sam Fleischman
Title:	Supervisory Principal